CENTRICAN SUPPLEMENTS CORP.
                              4255 Route 9, Suite D
                           Freehold, New Jersey 07728


September 28, 2000

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington DC 20549

            Re:         CentraCan Supplements Corp.
                        Registration Statement on Form S-4
                        File No. 333-71935
                        ----------------------------------

Gentlemen:

            Pursuant to Rule 477 under the Securities Act of 1933, CentraCan Supplements Corp. ("CentraCan") hereby respectfully requests the withdrawal of its Registration Statement on Form S-4, File No. 333-71935. No securities have been or will be issued, exchanged or sold under the Registration Statement.

            CentraCan is requesting withdrawal of the Registration Statement due to the termination of the Asset Purchase Agreement, as amended, dated as of May 20, 2000, between CentraCan, HMC Acquisition Corp. and Healthcare Management Merger Company, Inc. The termination of the Asset Purchase Agreement was effective as of September 28, 2000, the date CentraCan signed a termination agreement with HMC Acquisition Corp. and Healthcare Management Merger Company, Inc.

            Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

            If you have any questions regarding this matter, please contact CentraCan at (732) 409-1212, or Kenneth A. Schlesinger of Olshan Grundman Frome Rosenzweig & Wolosky LLP at (212) 451-2252.


                                        Very truly yours,

                                        /s/ Richard Talley
                                        Richard Talley
                                        Chairman of the Board


cc:  Kenneth A. Schlesinger, Esq.